UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Commission file numbers: 333-235651 and 333-162702

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK 401(k) Plan

GlaxoSmithKline LLC

5 Crescent Drive

Philadelphia, PA 19112

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

GSK 401(k) Plan

Financial Statements as of December 31, 2020 and
2019 and for the Year Ended December 31, 2020 and
Supplemental Schedule as of December 31, 2020

Page(s)

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements

Statements of Net Assets Available for Benefits As of December 31, 2020 and 2019	2

Statement of Changes in Net Assets Available for Benefits For Year Ended December 31, 2020	3

Notes to Financial Statements As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020	4 - 16

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2020	17-21

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted, because they are not applicable.

Deloitte & Touche LLP 1700 Market Street Suite 2700 Philadelphia, PA 19103 USA Tel:+1 215 246 2300 Fax:+1 215 569 2441 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of GSK 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of GSK 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Philadelphia, Pennsylvania

June 8, 2021

We have served as the auditor of the Plan since 2019.

1

GSK 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31, 2020 and 2019

	2020	2019

Assets
Investments at fair value	$7,634,553,534	$6,954,626,914
Fully benefit responsive investment contracts at contract value	407,386,581	324,417,703
Total investments	8,041,940,115	7,279,044,617

Receivables
Employer contributions	9,359,187	4,234,023
Participant contributions	8,358,386	7,522,004
Dividends and interest	6,288,950	7,036,252
Receivables for securities sold	591,145	424,002
Participant loans receivable	39,286,992	42,259,464
Total receivables	63,884,660	61,475,745
Total assets	8,105,824,775	7,340,520,362

Liabilities
Accrued investment management fees	1,130,829	1,196,542
Payables for securities purchased	1,083,477	69,830
Total liabilities	2,214,306	1,266,372
Net assets available for benefits	$8,103,610,469	$7,339,253,990

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For Year Ended December 31, 2020

2020

Additions to net assets attributed to
Investment income
Interest income	$9,024,396
Dividend income	41,956,221
Net appreciation in fair value of investments	819,127,045
Total investment income	870,107,662

Contributions
Rollover contributions	21,512,350
Participant	205,917,239
Employer	125,259,445
Total contributions	352,689,034
Net additions	1,222,796,696

Deductions from net assets attributed to
Benefits paid to participants	511,260,477
Administrative expenses and investment management fees	6,082,722
Total deductions	517,343,199
Net increase in net assets	705,453,497

Transfer from other plans (see note 1)	58,902,982

Net assets available for benefits
Beginning of year	7,339,253,990
End of year	$8,103,610,469

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

1.	Description of the Plan

The following description of the GSK 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document or the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC (“GSK” or the “Company”). The Plan was established to encourage and assist Company employees to save regularly for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On March 21, 2019, the GSK 401(k) Plan was amended to include the Stiefel Laboratories, Inc. Retirement Savings Plan (the “Stiefel RSP”). On that date, participant accounts and assets of the Stiefel RSP were merged into the GSK 401(k) Plan through a trust-to-trust transfer.

During the year 2019, employees of Pfizer’s Consumer business became employees of the GSK Consumer JV and became eligible to participate in the GSK 401(k) Plan.  There were no benefits or assets transferred to GSK from the Pfizer retirement plans.

Transfers in

On February 24, 2020, the GSK 401(k) Plan was amended to include the assets of the Tesaro, Inc. 401(k) Plan (the “Tesaro Plan”). On that date, participants’ accounts and assets of the Tesaro Plan were merged into the GSK 401(k) Plan through a trust-to-trust transfer. Subsequently, $58,902,982 in assets and which includes $379,074 in loans, were transferred into the Plan.

Contributions

Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions, which combined can range from 1% to 50% of their eligible compensation. Participants who have attained age 50 before the end of the Plan’s year are also eligible to make catch-up contributions. Participants may also contribute amounts, representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company makes contributions to the accounts of employees with one year of credited service in two ways. GSK will match up to 100% of the first 4% of the employee’s combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee’s eligible compensation as defined by the Plan. Additionally, the Company provides for GSK core contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. Participants decide how to invest the Company contributions into the various investment options offered by the Plan and may change those options at any time during the year.

During the year 2020 the total amount of the employee and employer contributions was $352,689,034, which includes rollover contributions of $21,512,350.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings on investments are allocated daily to the individual accounts of participants. These allocations are based on each participant’s relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depository Receipts (ADRs), as held in the GlaxoSmithKline Stock Fund (the “GSK Stock Fund"), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant’s vested account. The Plan’s investments include the GSK Stock Fund. The GSK Stock Fund is comprised of GSK American Depository Shares (ADRs). Each ADR represent two ordinary shares of GlaxoSmithKline plc. In addition, the GSK Stock Fund holds a small percentage invested in the State Street Institutional Treasury Money Market Fund, managed by State Street Global Advisors (SSGA) for liquidity.

Nonparticipant -Directed Investments

If a participant does not designate an investment direction, their future contributions and earnings will be invested in the age-appropriate Vanguard Target Retirement Trust Plus fund closest to the year that the participant turns age 65. The participant can change this future investment direction as well as transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting

Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions plus actual earnings thereon.

Payment of Benefits

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $5,000, payment is in the form of an immediate lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. The GSK Stock Fund invests in GSK ADRs listed on the New York Stock Exchange representing two ordinary shares of GlaxoSmithKline plc. Participants with balances greater than $1,000 but less than $5,000 may have the value of their account rolled over to an Individual Retirement Account (IRA) or Roth IRA in their name with Merrill Lynch Wealth Management, and invested in an interest-bearing cash account.

If the account balance is greater than $5,000, participants have the option of electing (1) up to four partial distributions each year from their account balance; (2) a total distribution of their account balance as annual installments over a period not exceeding 20 years, or as a lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. Required minimum distributions begin at age 72.

During employment, participants may withdraw participant rollover contributions, Roth rollover contributions, after-tax contributions, after-tax earnings and prior employer contributions at any age. After the age of 59-1/2, participants may also withdraw their pre-tax and Roth 401(k) contributions at any time.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Prior to June 21, 2019 withdrawals of participant pre-tax or Roth 401(k) contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 6 months following the withdrawal.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

Participant Loans Receivable

Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers from the applicable investment option to the participant loans receivable. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan’s administrator. Principal and interest are paid ratably through semi-monthly payroll deductions. Participants must pay a one-time loan processing fee of $50.

Loans outstanding at December 31, 2020 have interest rates ranging from 4.25% to 9.25% with maturity dates from 2021 to 2048. Loans outstanding at December 31, 2019 had interest rates ranging from 4.25% to 9.25% with maturity dates from 2020 to 2045. Loan maturities beyond 15 years are due to loans transferred in as a result of the Human Genome Sciences Plan merger in 2013, Novartis Corporation Investment Savings Plan in 2016 and the Tesaro Plan in 2020.

Participant loans receivable are valued at unpaid principal plus accrued interest, but not paid interest, which approximates fair market value. Participant loans are also considered party-in-interest transactions.

Administrative Expenses

Investment management fees are borne by Plan participants. Investment management fees for certain funds are recorded as Administrative Expenses and Management Fees in the Statement of Changes in Net Assets Available for Benefits. Other investment management fees are deducted from the respective fund investment returns. Those participants who elect to use Alight Financial Advisors (AFA) Professional Management to manage their 401(k) investments pay a monthly fee in arrears to AFA for this service. These fees are deducted from participant accounts monthly and are also included in administrative expenses and management fees. Certain administrative functions are performed by officers or employees of the Company and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company.

In addition to the Administrative Expenses and Management Fees borne by Plan participants, during the year ended December 31, 2020 the Company paid administrative expenses of $2,289,380 on behalf of the Plan. This includes the amount of $352,655 for custody fees and benefits processing paid to State Street Bank and Trust Company, the Trustee and custodian for GSK 401(k) Plan.

2.	Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and differences could be material.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as defined by FASB Accounting Standards Codification (ASC) 820, except for synthetic guaranteed investment contracts that are stated at contract value. The Plan's Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and contract issuers.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2020 and 2019.

●	Common stock: valued at the closing price reported on the active market on which the individual security is traded.

●	Common collective trust funds: valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

●	Mutual funds: valued at the quoted NAV of shares held by the Plan at year end.

●	Money market funds: valued at cost plus accrued interest; preserves principal and liquidity and the maintenance of a stable $1.00 per share NAV.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan provides participants various investment options, some of which are separately managed accounts. Separately managed accounts represent a portfolio of individual securities that are managed by professional investment managers appointed by Plan management. Unlike a mutual fund or common collective trust fund, the Plan directly owns the individual underlying securities instead of pooling the assets with other investors. The individual assets of separately managed accounts are held in the name of the Plan and are generally considered separately as individual investments for accounting, auditing and financial statement reporting purposes.

Included in the investment options are the following separately managed accounts for which the underlying investments are listed individually on Form 5500, Schedule H, line 4i:

•	GSK Stock Fund

•	CRM Small/Mid Cap US Equity

•	Dodge & Cox Large Cap US Equity

The underlying represents common stock, common collective trust funds, mutual funds, money market funds as described above and disclosed in Note 4.

The Plan also offers a separately managed stable value account investment option which includes fully benefit responsive synthetic guaranteed investment contracts. The underlying synthetic guaranteed investment contracts are presented at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The Plan owns the underlying investments of the synthetic GICs. The underlying assets of the synthetic contracts consist of a money market fund, a common collective trust fund holding high-quality bond portfolios, and limited partnership funds owned by the Plan and an investment contract issued by an insurance company, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the investment contract include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract.

The underlying investments of the synthetic contracts are listed individually on Form 5500, Schedule H, line 4i. See Note 3 for further information on the synthetic GICs.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

Benefits Paid to Participants

Benefits paid to participants from participants’ accounts are recorded when paid.

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The ASU removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly.  It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The Plan adopted ASU 2018-13 on January 1, 2020 retrospectively. The adoption of this ASU did not have a material impact on the Plan’s financial statements.

3.	Synthetic Guaranteed Investment Contracts

The Plan provides participants a self-managed stable value account investment option. The Plan owns 100% of the underlying assets of the stable value account, which includes fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs), a bank common collective trust and a money market fund. The synthetic GICs are at contract value and the common collective trust fund and money market fund are at fair value as disclosed in the Investment Valuation section of Note 2.

Synthetic GICs are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The synthetic GICs are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

A synthetic investment contract includes a wrapper contract, which is an agreement from the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances.

Certain events may limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different for each contract. Examples of such events include (1) communication to Plan participants which may induce participants to make a withdrawal from the stable value fund, (2) equity wash provisions are not followed, (3) other Plan sponsor events (for example, a group layoff, an early retirement incentive or spin-offs of the Plan) that cause a significant withdrawal from the Plan, (4) the Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code (IRC) or the failure of the Plan to be tax-exempt under Section 501(a) of the IRC or (5) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan).

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include (1) termination or replacement (or “change in control” as defined in the contract) of the investment adviser without the issuer’s consent, (2) if a security is sold or subject to a lien other than as permitted under the contract, (3) the contract holder engages in fraud or other bad faith that in some cases must also have materially and adversely affected the risk profile of the contract (4) a material amendment to the agreements without consent of the issuer,(5) failure to be exempt from federal income taxation, or (6) the Plan merges with another plan.

Automatic termination of the wrap contract will occur if the contract value equals zero; the contracts may also be terminated in the event of a default by the issuer. The Plan’s ability to receive amounts due in accordance with fully benefit responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. Participant initiated withdrawals permitted under the Plan are paid at contract value. Any event that is employer initiated could result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan’s synthetic guaranteed investment contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

There are three synthetic GICs included in the Plan. These are provided by The Prudential Insurance Company of America, State Street Bank and Trust Company and Transamerica Premier Life Insurance Company.

4.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date (i.e. common stocks and mutual funds).

Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active (i.e. common collective trust funds).

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Common stock	$1,191,975,819	$—	$—	$1,191,975,819
Money market fund	23,442,397	—	—	23,442,397
Mutual funds	95,353,559	—	—	95,353,559
	1,310,771,775	—	—	1,310,771,775
Investments measured at net asset value as a practical expedient (a)	—	—	—	6,323,781,759
	$1,310,771,775	$—	$—	$7,634,553,534

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Common stock	$1,334,709,125	$—	$—	$1,334,709,125
Money market fund	25,791,800	—	—	25,791,800
Mutual funds	59,843,849	—	—	59,843,849
	1,420,344,774	—	—	1,420,344,774
Investments measured at net asset value as a practical expedient (a)	—	—	—	5,534,282,140
	$1,420,344,774	$—	$—	$6,954,626,914

(a) Certain investments that were measured at net asset value per share (or its equivalent) as practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following summarizes investments measured at fair value based on NAV per share as a practical expedient as of December 31, 2020 and 2019, respectively.

	December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

*	State Street Global Advisors Funds	$4,387,357,154	n/a	Daily	8:30am EST on T+1for participant-directed redemptions. In accordance with the relevant Declaration of Trust for the Commingled Funds, SSGA requests emailed notice 15 days in advance of Trade Date for all plan-directed contributions or redemptions that are of significant size, as determined by SSGA in its sole discretion.

**	Vanguard Target Retirement Trust Plus	1,689,618,825	n/a	Daily subject to frequent trading provisions	No defined period.

	Pzena International Value All Country (ex-U.S.) CIT (Class 1)	38,003,268	n/a	Daily subject to frequent trading provisions	Orders for withdrawals must be received by 3pm CET on the trade date.The Representative covenants that will provide the trustee with at least (5) business days advance written notice of Large Transactions proposed to be executes on behalf of the Participating Trust. Large Transactions are defined as a purchase or redemption of Units of the Group Trust, or multiple purchases or redemptions of Units of the Group Trust on a single day, in amounts exceeding $10 million , or amounts equivalent to 10% of the Participating Trust's assets invested in the Group Trust.

	BlackRock Government Short Term Investment Fund	208,802,512	n/a	Avg 10 per month	In the event of Plan (non-participant) directed activity into or out of the Collective Funds, the Trustees will provide the Manager with thirty (30) days advance notification in order to allow for coordination of order placement, trading and specification of settlement date.

	Total December 31, 2020	$6,323,781,759

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

	December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

*	State Street Global Advisors Funds	$3,974,880,903	n/a	Daily	8:30am EST on T+1for participant-directed redemptions. In accordance with the relevant Declaration of Trust for the Commingled Funds, SSGA requests emailed notice 15 days in advance of Trade Date for all plan-directed contributions or redemptions that are of significant size, as determined by SSGA in its sole discretion.

**	Vanguard Target Retirement Trust Plus	1,340,033,110	n/a	Daily subject to frequent trading provisions	No defined period.

	Pzena International Value All Country (ex-U.S.) CIT (Class 1)	40,240,254	n/a	Daily subject to frequent trading provisions	Orders for withdrawals must be received by 3pm CET on the trade date.The Representative covenants that will provide the trustee with at least (5) business days advance written notice of Large Transactions proposed to be executes on behalf of the Participating Trust. Large Transactions are defined as a purchase or redemption of Units of the Group Trust, or multiple purchases or redemptions of Units of the Group Trust on a single day, in amounts exceeding $10 million , or amounts equivalent to 10% of the Participating Trust's assets invested in the Group Trust.

	BlackRock Government Short Term Investment Fund	173,055,215	n/a	Avg 10 per month	In the event of Plan (non-participant) directed activity into or out of the Collective Funds, the Trustees will provide the Manager with thirty (30) days advance notification in order to allow for coordination of order placement, trading and specification of settlement date.

	GS SV Collective Trust	6,072,658	n/a	Daily	In general, five business days’ advance notice of withdrawal is required, subject to the Trustee’s agreement to a shorter notice period. Under normal market conditions, the Trustee intends to permit daily withdrawal from the Fund, upon a minimum of one day’s notice.

	Total December 31, 2019	$5,534,282,140

*State Street Global Advisor Funds includes 5 funds (for 2020, see individual funds as listed in attached Schedule H, line 4i – Schedule of Assets Held – Common Collective Trust Section).

**Vanguard Target Retirement Trust Plus Funds includes 11 funds (for 2020, see individual funds as listed in attached Schedule H, line 4i – Schedule of Assets Held – Common Collective Trust Section)

5.	Related Party and Party in Interest Transactions

Certain Plan investments are common collective trust funds and mutual funds managed by SSGA, an investment management division of State Street Bank and Trust Company, which is the Trustee and custodian of the Plan, and therefore, these transactions and expenses qualify as party-in-interest transactions.

During the year ended December 31, 2020, the Plan purchased $94,471,654 and sold $88,541,595 of the GSK Stock Fund, which included purchases of $29,536,787 and sales of $23,059,148 of GSK ADRs and received GSK ADRs dividends of $18,052,136.

During the year ended December 31, 2020, Dodge & Cox Large Cap US Equity purchased $165,087,602 and sold $230,996,915 of various equities on behalf of the Plan, which included purchases of $3,064,106 and sales of $1,109,405 of GSK ADRs and received GSK ADRs dividends of $408,924. Fees paid by the Plan to Dodge & Cox Large Cap US Equity for investment management services were $1,742,268 for 2020.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

During the year ended December 31, 2020, CRM Small/Mid Cap US Equity purchased $311,031,344 and sold $360,176,932 of various equities. This did not include any sales, purchases and dividend receipts of GSK ADRs. Fees paid by the Plan to CRM Small/Mid Cap US Equity for investment management services were $1,728,060 for 2020.

The stable value account is a customized separately managed account held by Goldman Sachs, therefore, transactions with Goldman Sachs qualify as party-in-interest transactions. Fees paid by the Plan to Goldman Sachs for investment management services were $416,806 for 2020.

The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 16, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. In December 2016, the IRS began publishing a Required Amendments List for individually designed plans which specifies changes in qualification requirements. The list is published annually and requires plans to be amended for each item on the list, as applicable, to retain its tax-exempt status. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

8.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2020 and 2019 to Form 5500:

	2020	2019

Net assets available for benefits per the financial statements	$8,103,610,469	$7,339,253,990
Amounts allocated to withdrawing participants	(1,850,038)	(1,677,295)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	16,823,936	5,302,890
Net assets available for benefits per Form 5500, Schedule H	$8,118,584,367	$7,342,879,584

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

The following is a reconciliation of total additions per changes in net assets available for benefits per the financial statements at December 31, 2020 to Form 5500:

2020

Net additions per the Statement of Changes in Net Assets Available for Benefits per financial statements	$1,222,796,696
2020 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	16,823,936
2019 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,302,890)
Total income per Form 5500, Schedule H	$1,234,317,742

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2020 to Form 5500:

2020

Benefits paid to participants per the financial statements	$511,260,477
Amounts allocated to withdrawing participants at December 31, 2020	1,850,038
Amounts allocated to withdrawing participants at December 31, 2019	(1,677,295)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$511,433,220

9.	Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

Included in investments at December 31, 2020 and 2019, are shares of GSK’s common stock of $343,213,654 and $427,276,123 respectively. This investment represents 4.2 percent and 5.8 percent of net assets available for benefits at December 31, 2020 and 2019, respectively. A significant decline in the market value of GSK’s stock would affect the net assets available for benefits.

As of December 31, 2020 and 2019, the following investments represent more than 5.0 percent of the net assets available for benefits:

2020

Investment	Fair Value of Investment
State Street S&P 500 Index Non-Lending Series Fund (Class A)	$1,836,262,495
State Street US Extended Market Index Non-Lending Series Fund (Class C)	839,084,610
State Street International Index Non-Lending Series Fund (Class A)	807,683,048
State Street US Bond Index Non-Lending Series Fund (Class A)	556,331,973

2019

Investment	Fair Value of Investment
State Street S&P 500 Index Non-Lending Series Fund (Class A)	$1,684,134,833
State Street International Index Non-Lending Series Fund (Class A)	807,216,728
State Street US Extended Market Index Non-Lending Series Fund (Class C)	712,250,057
State Street US Bond Index Non-Lending Series Fund (Class A)	462,025,235
GlaxoSmithKline plc ADR	427,276,123

There are no other individual investments that represent more than 5.0 percent of the net assets available for benefits at December 31,2020 and 2019.

Current events

The ongoing novel coronavirus (COVID-19) was declared a pandemic by the World Health Organization on March 11, 2020. The outbreak has negatively impacted the world economy and common stock share prices for many companies, including GSK PLC’s common stock share price. The Plan’s investment in the common stock of GSK PLC is stated at fair value based on the closing price of $36.80 per share at December 31, 2020. The impact of COVID-19 on companies continues to evolve rapidly and its future effects on the Plan’s net assets available for benefits, and changes in net assets available for benefits are, uncertain.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The CARES Act provided the option for retirement plan sponsors to provide temporary relief for their participants with respect to distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan Document.

Plan management has adopted certain relief provisions included in the CARES Act which became effective on June 12, 2020.

10.	Subsequent Events

Subsequent events were evaluated through June 8, 2021, the date the financial statements were issued.

GSK 401(k) Plan

Notes to Financial Statements

As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

The Company makes contributions to the accounts of employees with one year of credited service, which has changed to one hour of credited service effective January 1, 2021.

GSK core contributions have changed to 7% effective January 1, 2021, for eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan.

On February 25, 2021 six new investment options were added to the GSK 401(k) Plan menu, and five investment options were removed.

Supplemental Schedule

GSK 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2020

Plan Number (PN): 002                          EIN: 23-1099050

	Identity of Issuer, Borrower Lessor or Similar	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Fair Value

	Metropolitan West Total Return Bond Fund (P Share Class)	Mutual fund	**	95,353,559
*	State Street Institutional Treasury Money Market Fund (Premier Share Class)	Money market fund	**	23,442,397
				118,795,956

	BlackRock Government Short Term Investment Fund	Common collective trust		208,802,512
*	State Street S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust	**	1,836,262,495
*	State Street US Bond Index Non-Lending Series Fund (Class A)	Common collective trust	**	556,331,973
*	State Street US Total Market Index Non-Lending Series Fund (Class A)	Common collective trust	**	347,995,028
*	State Street International Index Non-Lending Series Fund (Class A)	Common collective trust	**	807,683,048
*	State Street US Extended Market Index Non-Lending Series Fund (Class C)	Common collective trust	**	839,084,610
	Vanguard Target Retirement Income Trust Plus	Common collective trust	**	88,554,774
	Vanguard Target Retirement 2015 Trust Plus	Common collective trust	**	39,608,601
	Vanguard Target Retirement 2020 Trust Plus	Common collective trust	**	186,677,174
	Vanguard Target Retirement 2025 Trust Plus	Common collective trust	**	235,744,428
	Vanguard Target Retirement 2030 Trust Plus	Common collective trust	**	296,015,197
	Vanguard Target Retirement 2035 Trust Plus	Common collective trust	**	207,532,509
	Vanguard Target Retirement 2040 Trust Plus	Common collective trust	**	253,657,480
	Vanguard Target Retirement 2045 Trust Plus	Common collective trust	**	157,236,757
	Vanguard Target Retirement 2050 Trust Plus	Common collective trust	**	108,482,935
	Vanguard Target Retirement 2055 Trust Plus	Common collective trust	**	57,715,861
	Vanguard Target Retirement 2060 Trust Plus	Common collective trust	**	58,393,109
	Pzena International Value All Country (ex-U.S.) CIT (Class 1)	Common collective trust	**	38,003,268
				6,323,781,759

GSK 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2020

AEGON N.V. NY REG SHR	Common stock	**	1,988,035
ALNYLAM PHARMACEUTICALS INC	Common stock	**	2,209,490
ALPHABET INC CL A	Common stock	**	350,528
ALPHABET INC CL C	Common stock	**	15,766,920
AMERICAN EXPRESS CO	Common stock	**	7,000,689
AMERICAN FINANCIAL GROUP INC	Common stock	**	15,072,130
APACHE CORP	Common stock	**	3,036,660
APPLIED INDUSTRIAL TECH INC	Common stock	**	9,446,773
ASSOCIATED BANC CORP	Common stock	**	9,486,143
ASTRAZENECA PLC SPONS ADR	Common stock	**	654,869
BAKER HUGHES CO	Common stock	**	6,780,420
BANCORPSOUTH BANK	Common stock	**	9,354,159
BANK OF AMERICA CORP	Common stock	**	13,093,920
BANK OF NEW YORK MELLON CORP	Common stock	**	10,525,120
BANKUNITED INC	Common stock	**	10,266,326
BIO RAD LABORATORIES A	Common stock	**	7,298,409
BIOMARIN PHARMACEUTICAL INC	Common stock	**	3,244,530
BLACK HILLS CORP	Common stock	**	5,048,240
BOOKING HOLDINGS INC	Common stock	**	7,684,082
BRIGHTHOUSE FINANCIAL INC	Common stock	**	1,266,161
BRISTOL MYERS SQUIBB CO	Common stock	**	6,575,180
CAPITAL ONE FINANCIAL CORP	Common stock	**	19,325,175
CARLISLE COS INC	Common stock	**	13,310,441
CARRIER GLOBAL CORP	Common stock	**	4,375,520
CELANESE CORP	Common stock	**	4,612,870
CHAMPIONX CORP	Common stock	**	7,635,572
CHARTER COMMUNICATIONS INC A	Common stock	**	11,444,815
CIGNA CORP	Common stock	**	13,068,500
CISCO SYSTEMS INC	Common stock	**	7,383,750
CLARIVATE PLC	Common stock	**	6,842,451
CLEAN HARBORS INC	Common stock	**	13,910,852
COGNIZANT TECH SOLUTIONS A	Common stock	**	7,047,700
COMCAST CORP CLASS A	Common stock	**	15,196,000
CONCHO RESOURCES INC	Common stock	**	4,084,500
CORPORATE OFFICE PROPERTIES	Common stock	**	8,649,432
COUSINS PROPERTIES INC	Common stock	**	9,404,623
CREE INC	Common stock	**	6,194,726
CVS HEALTH CORP	Common stock	**	4,036,530
DELL TECHNOLOGIES C	Common stock	**	10,612,392
DISH NETWORK CORP A	Common stock	**	3,816,120
EAGLE MATERIALS INC	Common stock	**	7,298,518
ENVISTA HOLDINGS CORP	Common stock	**	17,399,249
EQUITY COMMONWEALTH	Common stock	**	3,960,019
FACEBOOK INC CLASS A	Common stock	**	3,960,820
FEDEX CORP	Common stock	**	13,218,293
FISERV INC	Common stock	**	3,188,080
FOX CORP CLASS A	Common stock	**	4,950,400
FOX CORP CLASS B	Common stock	**	1,212,960
G III APPAREL GROUP LTD	Common stock	**	15,365,311
GAP INC/THE	Common stock	**	2,301,660
GCP APPLIED TECHNOLOGIES	Common stock	**	3,713,783
GILEAD SCIENCES INC	Common stock	**	4,078,200

GSK 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2020

*	GLAXOSMITHKLINE PLC SPON ADR	Common stock	**	343,213,654
*	GOLDMAN SACHS GROUP INC	Common stock	**	9,889,125
	HALLIBURTON CO	Common stock	**	2,362,500
	HESS CORP	Common stock	**	3,800,880
	HEWLETT PACKARD ENTERPRISE	Common stock	**	7,364,775
	HP INC	Common stock	**	14,434,330
	INCYTE CORP	Common stock	**	1,174,230
	INVESTORS BANCORP INC	Common stock	**	14,358,274
	JOHNSON CONTROLS INTERNATION	Common stock	**	12,159,990
	JPMORGAN CHASE + CO	Common stock	**	6,226,430
	JUNIPER NETWORKS INC	Common stock	**	4,029,290
	KAMAN CORP	Common stock	**	10,883,951
	KIRBY CORP	Common stock	**	7,331,975
	LINCOLN NATIONAL CORP	Common stock	**	1,272,843
	LKQ CORP	Common stock	**	16,069,334
	LYONDELLBASELL INDU CL A	Common stock	**	2,328,164
	MEDTRONIC PLC	Common stock	**	3,104,210
	METLIFE INC	Common stock	**	12,676,500
	MICRO FOCUS INTL SPN ADR	Common stock	**	878,364
	MICROCHIP TECHNOLOGY INC	Common stock	**	10,040,597
	MICROSOFT CORP	Common stock	**	11,677,050
	MOELIS + CO CLASS A	Common stock	**	8,326,086
	MOLSON COORS BEVERAGE CO B	Common stock	**	4,744,950
	MULTIPLAN CORP	Common stock	**	7,597,963
	NEWS CORP CLASS A	Common stock	**	1,090,779
	NISOURCE INC	Common stock	**	9,297,559
	NOMAD FOODS LTD	Common stock	**	9,355,475
	NOV INC	Common stock	**	919,910
	NOVARTIS AG SPONSORED ADR	Common stock	**	9,065,280
	OCCIDENTAL PETROLEUM CORP	Common stock	**	7,643,930
	OTIS WORLDWIDE CORP	Common stock	**	1,888,023
	PARSLEY ENERGY INC CLASS A	Common stock	**	7,798,683
	PRIMO WATER CORP	Common stock	**	13,246,825
	PTC INC	Common stock	**	8,626,154
	QURATE RETAIL INC	Common stock	**	364,122
	QURATE RETAIL INC SERIES A	Common stock	**	2,709,590
	RAYTHEON TECHNOLOGIES CORP	Common stock	**	11,477,355
	REGAL BELOIT CORP	Common stock	**	13,596,786
	RH	Common stock	**	8,041,934
	ROCHE HOLDINGS LTD SPONS ADR	Common stock	**	3,169,632
	RPM INTERNATIONAL INC	Common stock	**	12,742,516
	SANOFI ADR	Common stock	**	8,124,248
	SCHLUMBERGER LTD	Common stock	**	4,824,430
	SCHWAB (CHARLES) CORP	Common stock	**	18,298,800
	SKYLINE CHAMPION CORP	Common stock	**	6,320,176
	STATE STREET CORP	Common stock	**	6,768,540
	SUNRUN INC	Common stock	**	4,784,029
	T MOBILE US INC	Common stock	**	1,348,500

GSK 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2020

	TE CONNECTIVITY LTD	Common stock	**	8,474,900
	TELEDYNE TECHNOLOGIES INC	Common stock	**	5,936,537
	TENABLE HOLDINGS INC	Common stock	**	8,611,873
	TERMINIX GLOBAL HOLDINGS INC	Common stock	**	12,761,376
	TFS FINANCIAL CORP	Common stock	**	8,518,269
	TRINET GROUP INC	Common stock	**	2,536,160
	TRUIST FINANCIAL CORP	Common stock	**	4,879,274
	UNITEDHEALTH GROUP INC	Common stock	**	6,838,260
	VALMONT INDUSTRIES	Common stock	**	17,124,772
	VMWARE INC CLASS A	Common stock	**	3,450,396
	WELLS FARGO + CO	Common stock	**	17,202,600
	WILLIAMS COS INC	Common stock	**	4,210,500
	WR BERKLEY CORP	Common stock	**	6,234,115
				1,191,975,819

*	Synthetic GICs

*	Prudential
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	95,972,689
	Term Fund 2020	Limited Partnership Fund	***	938,915
	Term Fund 2021	Limited Partnership Fund	***	13,696,840
	Term Fund 2022	Limited Partnership Fund	***	13,239,347
	Term Fund 2023	Limited Partnership Fund	***	13,764,419
	Term Fund 2024	Limited Partnership Fund	***	3,728,787
	Prudential GA-62257 Total			141,340,997

*	State Street Bank
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	95,590,779
	Term Fund 2020	Limited Partnership Fund	***	982,497
	Term Fund 2021	Limited Partnership Fund	***	14,090,186
	Term Fund 2022	Limited Partnership Fund	***	13,618,887
	Term Fund 2023	Limited Partnership Fund	***	13,900,840
	Term Fund 2024	Limited Partnership Fund	***	3,503,365
	State Street Bank 97054 Total			141,686,554

*	Transamerica Premier
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	94,056,672
	Term Fund 2020	Limited Partnership Fund	***	1,015,055
	Term Fund 2021	Limited Partnership Fund	***	14,658,268
	Term Fund 2022	Limited Partnership Fund	***	13,704,445
	Term Fund 2023	Limited Partnership Fund	***	14,093,521
	Term Fund 2024	Limited Partnership Fund	***	3,655,005
	Transamerica Premier MDA01030TR Total			141,182,966

		Synthetic GICs Total	***	424,210,517

		Total Investments		8,058,764,051

*	Participant loans (interest rate 4.25%-9.25%; maturity 2020-2045)	Participant loans	**	39,286,992

GSK 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2020

*	Denotes a party-in-interest.

**	Historical cost information is not required for participant directed investments.

***	Investments are part of the Synthetic Guaranteed Investment Contract. The $16,823,936 difference between the contract value and fair value are shown in the total of the GIC Wrappers.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	CONSENT DELOITTE & TOUCHE LLP INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM